United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 8, 2007

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com Former name or former address, if changed since last report: Not applicable	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com Former name or former address, if changed since last report: Not applicable	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 8, 2007, MGE Energy, Inc. (the Company) issued a press release announcing its first-quarter 2007 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

   Not applicable.

(b) Pro forma financial information:

   Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

   Exhibit No. 99.1 - Press release of MGE Energy, Inc., issued on May 8, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: May 8, 2007

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated May 8, 2007

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on May 8, 2007.


Exhibit 99.1


NEWS

Colder weather brings increased volumes

Madison, Wis., May 8, 2007—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended March 31, 2007, of $12.3 million or 59 cents per share, compared to $11.5 million or 56 cents per share during the same period in the prior year. This slight increase is largely attributable to the cold weather experienced during the quarter.

During the three months ended March 31, 2007, retail gas deliveries increased 18.9% from the same period in the prior year, primarily as a result of the colder temperatures. The increase in gas volumes resulted in a $14.0 million increase in gas revenues and a slight improvement to net income. The increase in gas volumes was partially offset by lower gas rates. During the three months ended March 31, 2007, retail gas rates were 9.6% lower than those during the same period in the prior year.

MGE Energy's electric segment also experienced increased volumes during the three months ended March 31, 2007. The increase in volumes contributed to a $2.9 million increase in electric revenues. This benefit was offset by an increase in the per-unit cost of both fuel and purchased power costs. During the three months ended March 31, 2007, purchased power costs increased $0.7 million and fuel used for electric generation increased $2.5 million, when compared to the same period in the prior year.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to nearly 135,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to more than 138,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.


MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)


	2007	2006
Three Months Ended March 31		
Operating revenue	$167,886	$158,585
Operating income	$21,633	$20,859
Net income	$12,302	$11,516
Earnings per share (basic and diluted)	$0.59	$0.56
Weighted average shares outstanding (basic and diluted)	21,026	20,454
Heating degree days	3,520	3,156


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Contact:
Steve Kraus
Manager - Media Relations
608-252-7907
E-mail: skraus@mge.com